Exhibit 99.1

For immediate release

RRSAT PROVIDING PLAYOUT AND UPLINK SERVICES FOR
TEMPO NETWORKS, LLC

Airport City Business Park, Israel – February 22, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced that it is providing its advanced playout and uplink services to TEMPO Networks, LLC, the leading Caribbean media and entertainment company.

TEMPO will be receiving the services from RRsat's state-of-the-art Playout Center, with its automated, high capacity, 24/7 facility and a full range of end-to-end HD, SD and 3D content management and processing services, which serves over 130 channels.

TEMPO will be transferring its Channels’ digital content by FTP to RRsat's Playout Center, where it is encrypted, re-encoded and uplinked to the RRsat MCPC platform on Intelsat 9, a satellite covering the Americas, the Caribbean and Western Europe.

Lior Rival, VP Sales and Marketing of RRsat said: “We are very excited that another important customer such as TEMPO recognized the superior capabilities of our Playout facilities and distribution services, and elected to move the playout of its channel to us. RRsat offers its customers a full range of advanced end-to-end solutions providing innovation while maintaining robust and reliable quality of service.”

"As TEMPO continues to expand geographically, we are thrilled to have RRsat’s global advanced playout and uplink services expertise to guide our way" said Frederick A. Morton, Jr., Founder, Chairman & CEO, TEMPO Networks, LLC.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

About TEMPO Networks, LLC
TEMPO Networks, LLC, is the leading pan-Caribbean media and entertainment company producing and offering culturally relevant content on all media platforms (on-air, online, on-mobile and on the ground).With its flagship cable television network, TEMPO captures and delivers the extraordinary Caribbean vibe by successfully producing and delivering Caribbean content dedicated to music, culture, cuisine, and social awareness initiatives. Programming includes dramas, tourism, movies, news, concerts, documentaries, music videos, and addresses all aspects of Caribbean life. Envisioned by native son Frederick A. Morton Jr. (“Mr. TEMPO”), TEMPO is a true celebration of Caribbean life, and seeks to elevate the region. Its content, therefore, is developed to rise beyond entertainment to be inspirational, progressive and educational. TEMPO currently broadcasts in 24 Caribbean islands, with approximately 3.5M viewers, and in New York, New Jersey, and Connecticut on Cablevision Channel 1105.

Information in this press release concerning TEMPO Networks, LLC is based on information provided by TEMPO Networks, LLC and has not been independently verified by RRsat.

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: Christine Ben Amram, MarCom Manager Tel: +972 3 9280808 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com